LIONBRIDGE TECHNOLOGIES, INC.
1050 WINTER STREET
WALTHAM, MASSACHUSETTS 02109
December 12, 2005
Via Facsimile — (202) 942-9585
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Karen J. Garnett

RE:	Lionbridge Technologies, Inc. Registration Statement on Form S-3, as amended File No. 333-129933
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lionbridge Technologies, Inc. (“Lionbridge”) hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated to 3:00 p.m. Eastern Standard Time on December 13, 2005, or as soon as practicable thereafter.
Lionbridge hereby acknowledges the following:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lionbridge from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Lionbridge may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please do not hesitate to contact me at (781) 434-6000 or Kenneth Gordon at (617) 570-1327 of Goodwin Procter LLP.
Very truly yours,
LIONBRIDGE TECHNOLOGIES, INC.

By:	/s/ Margaret A. Shukur

Name:	Margaret A. Shukur
Title:	Secretary and General Counsel

cc:	Charito A. Mittelman, Esq., Securities and Exchange Commission Kenneth Gordon, Esq., Goodwin Procter LLP